Exhibit 99.1

Nam Tai Property’s Leadership Obtains Corporate Chops and Business Licenses for PRC Subsidiaries

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (OTC Expert Market: NTPIF) (“Nam Tai” or the “Company”) today announced that its reconstituted Board of Directors (the “Board”) and new management team have lawfully obtained the corporate chops and business licenses for all of the Company’s subsidiaries in the People’s Republic of China (“PRC”). This was achieved with the support of Nam Tai’s independent legal counsels and advisors led by Jack Law of Hui Zhong Law Firm. The Company is now in the process of registering its Chief Executive Officer, Yu Chunhua, as the Legal Representative for its subsidiaries with the Administration for Market Regulation of the PRC.

Mr. Yu commented:

“Our reconstituted Board and new leadership team are pleased to have obtained the corporate chops and business licenses in a lawful, orderly manner. We are now in a better position to build a broader local presence, invest more in our employees and uphold local stability. We look forward to working with all local constituents, including policymakers, to enact a smooth transition with the former management team and find long-term investment opportunities in Shenzhen and elsewhere across mainland China.”

The Company is working to promptly register Mr. Yu as the Legal Representative for its subsidiaries with the Administration for Market Regulation, but it cannot make assurances as to how long it will take to secure registration. Unfortunately, Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa”) is continuing its multi-year campaign to destabilize local stability and illegally seize control of Nam Tai’s assets. The registration of Mr. Yu as the Legal Representative is important to obtain access to all bank accounts, books and records, and resources of the Company’s subsidiaries.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions, including with respect to its efforts to obtain on-shore control and timing thereof, that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, risks relating to effecting the change in registration of the Legal Representative, judicial and regulatory challenges and/or delays, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

ntp@longacresquare.com